UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2) *

Burning Rock Biotech Limited

(Name of Issuer)

American depositary shares, each representing one Class A ordinary share, par value US$0.0002 per share

(Title of Class of Securities)

12233L107

(CUSIP Number)

December 31, 2023

(Date of the Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed :

☐ Rule 13d-1(b)
☒  Rule 13d-1(c)
☐Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. 12233L107	Page 2 of 8 Pages
1	NAMES OF REPORTING PERSONS
GIC Private Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
217,825

	6	SHARED VOTING POWER
3,838,575

	7	SOLE DISPOSITIVE POWER
217,825

	8	SHARED DISPOSITIVE POWER
3,838,575

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,056,400

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.75% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Based on 85,350,544 Class A ordinary shares outstanding as of March 31, 2023, according to the Form 20-F filed by the Issuer with the Securities and Exchange Commission on April 20, 2023.

SCHEDULE 13G
CUSIP No. 12233L107	Page 3 of 8 Pages
1	NAMES OF REPORTING PERSONS
GIC Special Investments Private Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
3,760,650

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
3,760,650

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,760,650

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.41% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Based on 85,350,544 Class A ordinary shares outstanding as of March 31, 2023, according to the Form 20-F filed by the Issuer with the Securities and Exchange Commission on April 20, 2023.

SCHEDULE 13G
CUSIP No. 12233L107	Page 4 of 8 Pages
1	NAMES OF REPORTING PERSONS
Owap Investment Private Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
3,760,650

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
3,760,650

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,760,650

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.41% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Based on 85,350,544 Class A ordinary shares outstanding as of March 31, 2023, according to the Form 20-F filed by the Issuer with the Securities and Exchange Commission on April 20, 2023.

SCHEDULE 13G
CUSIP No. 12233L107	Page 5 of 8 Pages
Item 1(a)	Name of Issuer

Burning Rock Biotech Limited

Item 1(b)	Address of Issuer’s Principal Executive Offices

No. 5, Xingdao Ring Road North, International Bio Island,
Guangzhou, 510005
The People’s Republic of China

Item 2(a)	Name of Persons Filing

GIC Private Limited
GIC Special Investments Private Limited
Owap Investment Private Limited

Item 2(b)	Address of Principal Business Office or, if none, Residence

168 Robinson Road
#37-01 Capital Tower
Singapore 068912

Item 2(c)	Citizenship

GIC Private Limited – Republic of Singapore
GIC Special Investments Private Limited – Republic of Singapore
Owap Investment Private Limited – Republic of Singapore

Item 2(d)	Title of Class of Securities

American depositary shares, each representing one Class A ordinary share, par value US$0.0002 per share

Item 2(e)	CUSIP Number

12233L107

Item 3	If this statement is filed pursuant to §§240.13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4	Ownership

Ownership information with respect to GIC Private Limited, GIC Special Investments Private Limited and Owap Investment Private Limited are incorporated by reference through items (5) through (9) and (11) of the cover page for each entity.

Owap Investment Private Limited shares the power to vote and the power to dispose of 3,760,650 American depositary shares held directly by it with GIC Special Investments Private Limited and GIC Private Limited. GIC Special Investments Private Limited is wholly owned by GIC Private Limited and is the private equity investment arm of GIC Private Limited.

GIC Private Limited is a fund manager and only has two clients – the Government of Singapore (“GoS”) and the Monetary Authority of Singapore (“MAS”).  Under the investment management agreement with GoS, GIC Private Limited has been given the sole discretion to exercise the voting rights attached to, and the disposition of, any shares managed on behalf of GoS.  As such, GIC Private Limited has the sole power to vote and power to dispose of the 217,825 American depositary shares beneficially owned by it.  GIC Private Limited shares power to vote and dispose of 77,925 American depositary shares beneficially owned by it with MAS.

SCHEDULE 13G
CUSIP No. 12233L107	Page 6 of 8 Pages
Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following ☒.

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8	Identification and Classification of Members of the Group

Not applicable.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SCHEDULE 13G
CUSIP No. 12233L107	Page 7 of 8 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of the date below.

GIC PRIVATE LIMITED

By:	/s/ Diane Liang Weishan
Name:	Diane Liang Weishan
Title:	Senior Vice President
Date:	February 9. 2024

By:	/s/ Toh Tze Meng
Name:	Toh Tze Meng
Title:	Senior Vice President
Date:	February 9, 2024

GIC SPECIAL INVESTMENTS PRIVATE LIMITED

By:	/s/ Jo-Ann Khor Huey Ming
Name:	Jo-Ann Khor Huey Ming
Title:	Authorized Signatory
Date:	February 9, 2024

OWAP INVESTMENT PRIVATE LIMITED

By:	/s/ Holger Dirk Michaelis
Name:	Holger Dirk Michaelis
Title:	Director
Date:	February 9, 2024

SCHEDULE 13G
CUSIP No. 12233L107	Page 8 of 8 Pages
LIST OF EXHIBITS

Exhibit	Description

A	Joint Filing Agreement